Exhibit 12.1

Ratio of Earnings to Fixed Charges
(In thousands)

	Six Months Ended June 30,				Years Ended December 31,
	2008		2007		2007		2006	2005		2004		2003
Income before income taxes	$12,858		$7,254		$14,455		$7,468	$7,068		$2,700		$4,215
Plus fixed charges:
Interest expense	1,532		576		2,145		-	117		260		116
Estimate of the interest within rental expense	-		-		-		-	-		-		-
Total fixed charges	1,532		576		2,145		-	117		260		116

Fixed charges	1,532		576		2,145		-	117		260		116

Earnings to fixed charges	$12,858		$7,254		$14,455		$7,468	$7,185		$2,960		$4,331

Ratio of earnings to fixed charges	8.39	x	12.59	x	6.74	x	n/a	61.41	x	11.38	x	37.34	x